SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c.
Director Declaration

BP p.l.c. announces that Alan Boeckmann, who was appointed a Non-Executive Director of BP p.l.c. on 24 July 2014 (see RNS number 2614N), has advised that he has additional Directorships to disclose in respect of paragraph 9.6.13R (1) as he is a Non-Executive Director of Sempra Energy and a Non-Executive Director of Archer Daniels Midland Company. He has also advised that he has no details to disclose in respect of paragraph 9.6.13R (2) to (6) of the Listing Rules.

The following notification is made in accordance with paragraph 9.6.13R of the Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 24 July, 2014

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary